UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB Number: 3235-0080 Expires: January 31, 2012 Estimated average burden hours per response . . . . . . 1.00

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  1-5480

Textron Inc.     —    The Chicago Stock Exchange, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

40 Westminster St, Providence, RI 02903 (401) 421-2800

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.125

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17CFR 240.12d2-2(a)(1)

☐            17CFR 240.12d2-2(a)(2)

☐            17CFR 240.12d2-2(a)(3)

☐            17CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. (1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR   240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 14, 2011	By	/s/ Terrence O’Donnell	Executive Vice President, General Counsel and Corporate Secretary
Date		Terrence O’Donnell	Title

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.